Contact

www.linkedin.com/in/zabieta
(LinkedIn)

Top Skills

Public Speaking
Social Media
Project Management

Languages

English (Full Professional)
Lithuanian (Native or Bilingual)
German (Elementary)
Russian (Elementary)

Zygimantas Zabieta

Co-Founder at Lectrium | Innovation expert in e-mobility, renewable energy & blockchain industry | Global Shaper | UNLEASH+ | Antler
Vilnius

Summary

e-mobility | impact | blockchain | Global Shapers | Antler | UNLEASH + alumni

Making every home EV-ready in the US & hiring the best Lithuanian talent!

I am a Co-Founder of Lectrium, alumni of Antler & UNLEASH +, public speaker, host & co-founder of Impact Meetups Vilnius, outgoing curator of Global Shapers Vilnius (2020-2021), MSc in Environmental Management & Policy at Lund University (IIIEE).

I love innovation, EVs, blockchain, renewables, politics, sustainable planning, and many more topics.
I can connect you in Lithuania with tech, gov, legal and startup people.

If you are an early-stage startup (blockchain, EV, renewables, mobility), I can try to help you with your business model, strategy, storytelling, and pitch.

If you have an event coming and looking for an inspiring speaker or professional moderator - reach out and let's discuss the topic.

Experience

Lectrium
Co-Founder
November 2021 - Present (6 months)
New York, United States

Lectrium is a full-service platform for EV home charging with a mission to make every home EV-ready. We make the home charging installation process frictionless through our network of EVITP certified electricians. We believe that true carbon neutrality can be achieved only if the transition to

EVs is frictionless. Our ambition is to standardize and reduce the cost of the installation process and remove financial barriers for EV adoption.

Antler
Founder in Residence
August 2021 - Present (9 months)
Oslo, Norway

Antler is a global early-stage VC enabling and investing in the world's most exceptional people.

ioon
Founder & CEO
June 2020 - Present (1 year 11 months)
Lithuania

Ioon Technologies is a company building innovative hardware and software solutions and providing consulting services for EV industry.

Impact Meetups
Co-Founder, Host
August 2019 - October 2021 (2 years 3 months)
Lithuania

Impact Meetups Vilnius - is an event platform founded by a group of Global Shapers to build the community of young professionals working in the fields of sustainability, climate change and corporate social responsibility.

CIVITTA
Blockchain Lead, Senior Consultant
January 2019 - March 2020 (1 year 3 months)
Lithuania

As a Blockchain Lead and a Senior Consultant I was primarily responsible for coordination of international blockchain projects, running accelerators, and building knowledgeable and smart blockchain community capable to deliver valuable use cases across the European Union and abroad.

Other responsibilities involve:
- Networking, bringing new clients, building new consortiums for H2020 project applications;
- Leading effective discussions and brainstorming, contributing with ideas, challenging client representatives during meetings;
- Developing project ideas, coordinating H2020 project call documentation, stakeholder management;

- Management of Block.IS and BlockStart projects with €3.6M no equity grants for startups and SMEs
- Distributing tasks to juniors effectively with timely review and guidance;
- Discussing the client needs with the client. Turn ideas and issues into possible solutions.

In Block.IS project I was responsible for the design and implementation of acceleration programme for startups that received grants from the project. The programme included webinars, mentorship services and online bootcamp.
In BlockStart project I was responsible for leading the research team that developed DLT assessment tool (www.blockstart.eu/dlt) and sector analysis assessing the maturity of 15 sectors for blockchain technology adoption.

Other topics: IoT, sustainability, mobility (electric mobility), AI, digital transformation, urban innovation, renewable energy, general policy consulting, etc.

Startup Division
Chief of Disruption
January 2019 - March 2020 (1 year 3 months)
Lithuania

I was responsible for managing two H2020 projects NGI TETRA and B-Hub for Europe. NGI Tetra aimed at providing business support to teams, projects, startups and individual researchers in the Next Generation Internet area. I was specifically responsible for designing the business support services and planning mentorship services for startups in NGI area. In B-Hub for Europe project I was responsible for designing blockchain trainings syllabus for representatives of public and private sectors. Moreover, I have organised and hosted "Blockchain Relaunch in Lithuania" event that featured panel discussion of local and European blockchain experts, keynotes and presentations of blockchain technology development in Europe.

Beside of that, I was specifically focusing in e-mobility, blockchain, renewable energy and sustainability. I always look for the way to make the biggest social impact with what I do. I like planning and conceptualising new project ideas, matching different stakeholders needs and finding the best solution to any problem.

Startup Division helps Lithuanian and other European startups to accelerate, find their secret sauce and grow big. Lithuania is one of the strongest blockchain players in Europe and Startup Division has the best knowledge and access to local ecosystem. In the first half of 2019 we become members of the International Association of Trusted Blockchain Applications (INATBA). I was a member and company representative at social impact, climate action and mobility working groups.

Blockchain Centre Vilnius
Social Media and Event Coordinator
February 2018 - October 2018 (9 months)
Vilnius, Lithuania

As Social Media and Event Coordinator I was primarily responsible for implementation of social media strategy, development and implementation of event strategy and building strong blockchain community around the Blockchain Centre Vilnius. I was also responsible for planning and organising large conferences and top level panel discussions.
68 events for 3900+ people and 170 speakers from 30 countries were organised in 9 months.

I was a member of organisational committee of Lithuania's delegation to Oslo Innovation Week, speaker at Western Union Annual Anti Money Laundering Conference, facilitator of Pillar #unconference event, Master of Ceremony and moderator of various events participated by top representatives of Lithuanian Government, Bank of Lithuania, Google Lietuva, Pillar.io, NEM, Revolut, Blockchain.com, LUNO and etc.

Blockchain Centre Vilnius is a state-of-the-art coworking and shared office space for blockchain start-ups, devoted to unite and grow blockchain startups, organize various types of events and educate general public. It is not only a hub for blockchain startups, but also a gateway for Australian and Asian fintech companies to Europe.

Ignitis Group
Product Manager
November 2016 - November 2017 (1 year 1 month)
Solar Energy and Electric Vehicles (EVs) solutions, development of EVs charging stations network in Lithuania, Solar PV for businesses, and other ESCO (Energy Saving Company) solutions.

As a part of Ignitis group, UAB Energijos sprendimų centras (ESC) key customers – the major industrial, trading and service businesses, as well as public sector entities and real estate operators. ESC is a part of Lietuvos Energija group.

Freelancer
Lector & Consultant
September 2008 - August 2016 (8 years)

Delivering lectures for young people on Public Speaking, Leadership, Energy and Environmental issues, Democracy, European Union issues, Cultural Communication (ethnic tolerance), Discrimination and Bullying at School and etc.
Facilitator and Green Energy Expert of International Youth Project "Young Ideas for Europe"
Assistant to International Expert (editing, translation, research for EU, UNDP, GIZ, etc. funded projects)

Mediapolis, Association of Digital Creative Industries
Project Manager
March 2012 - January 2013 (11 months)
Vilnius

Management and administration of Association of Digital Creative Industries, project ideas generation, planning and implementation. Elaboration and implementation of the first Digital Creative Industries Festival PIXEL in Lithuania.

European Leadership Institute
Project Developer/Junior Lector
March 2011 - January 2012 (11 months)
Vilnius

-Managed and administered leadership trainings for top managers of companies of Lithuanian Confederation of Industrialists
-Responsible for Public Speaking and Presentation Art trainings

PM Screen
Sales Manager
March 2010 - January 2011 (11 months)

- Created sales and marketing strategy for 3D mapping projections
- Made active sales of 3D commercials
- Organised 3D mapping projections shows in Lithuania and Georgia

Centre for Citizenship, Democracy and Law programmes

Project Manager

July 2008 - July 2010 (2 years 1 month)

Managing public-political campaigns (Mes Draugai/We are Friends, Pilietines Vaikstynes/Civil March), writing and managing youth projects (Youth, Vote Smart, JRR'09, Patriotism and Tolerance), communication, managing database, webpage, etc.

Education

Lund University

Master's Degree, Environmental Management and Policy · (2013 - 2016)

Vilniaus Universitetas

Bachelor of Political Sciences, International Relations and Political Sciences · (2007 - 2011)